SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated October 27, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	9273K	October 24, 2006

SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

10/24/06 04:38 AM

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:9273K
Elementis PLC
24 October 2006

Elementis PLC
24 October 2006

Elementis plc ("the Company")

The Company announces that it was notified on 23 October 2006 under Section 198
of the Companies Act 1985 that as at 20 October 2006 Schroder Investment Management Limited was interested in 50,964,447 Ordinary Shares of 5p each in the Company. These holdings represent 11.97% of the issued Ordinary Share capital of the Company as at 23 October 2006.

Kathryn Silverwood
Assistant Company Secretary
24 October 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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